SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                 For 4 July 2006


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





                        BANK OF IRELAND GROUP

                      ANNUAL INFORMATION DOCUMENT ("AID")

4 July 2006


The Governor and Company of the Bank of Ireland published its Annual Report on 23 June 2006. This annual information document has been prepared by The Governor and Company of the Bank of Ireland in accordance with the provisions of Part 11 of the Prospectus Directive (2003/71/EC) Regulations 2005 and has been submitted to the Irish Stock Exchange for filing with the Irish Financial Services Regulatory Authority (the Financial Regulator) in accordance with the provisions of the Prospectus Rules issued by the Financial Regulator.

The Company is also publishing the AID via an RNS announcement today and making it available on the Investor Relations section of its website www.bankofireland.ie

1.       List of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e. as prescribed by the rules of the markets on which the securities are admitted to trading, in the previous 12 months, together with the date of the release.

This includes all announcements and filings made under the rules of the Irish Stock Exchange, the UK Listing Authority and the Irish and UK Takeover Panels. This also includes all Companies Office filings in Ireland and Companies House filings in the United Kingdom during the period, which are listed separately from the market filings.

Irish Stock Exchange, UK Listing Authority and Irish and UK Takeover Panels' Announcements:-

Date                Announcement

24 June 2005        Director Shareholding
24 June 2005        Rule 8.3 - Jury's Doyle Hotel Group
29 June 2005        Rule 8.3 - Jury's Doyle Hotel Group
4 July 2005         Rule 8.3 - Jury's Doyle Hotel Group
4 July 2005         Rule 8.3 - Jury's Doyle Hotel Group
5 July 2005         Rule 8.3 - Jury's Doyle Hotel Group
6 July 2005         AGM Statement
7 July 2005         Rule 8.3 - Jury's Doyle Hotel Group
7 July 2005         Block Listing Review
8 July 2005         Rule 8.3 - Jury's Doyle Hotel Group
11 July 2005        Rule 8.3 - Jury's Doyle Hotel Group
14 July 2005        Rule 8.3 - Jury's Doyle Hotel Group
15 July 2005        Rule 8.3 - Jury's Doyle Hotel Group
18 July 2005        Rule 8.3 - Jury's Doyle Hotel Group
25 July 2005        Rule 8.3 - Jury's Doyle Hotel Group
2 Aug 2005          Rule 8.3 - Jury's Doyle Hotel Group
2 Aug 2005          Rule 8.3 - Jury's Doyle Hotel Group
3 Aug 2005          Rule 8.3 - Jury's Doyle Hotel Group
3 Aug 2005          Rule 8.3 - Jury's Doyle Hotel Group
4 Aug 2005          Rule 8.3 - Jury's Doyle Hotel Group
5 Aug 2005          Rule 8.3 - Jury's Doyle Hotel Group
8 Aug 2005          Rule 8.3 - Jury's Doyle Hotel Group
10 Aug 2005         Rule 8.3 - Jury's Doyle Hotel Group
11 Aug 2005         Rule 8.3 - Jury's Doyle Hotel Group
12 Aug 2005         Rule 8.3 - Jury's Doyle Hotel Group
18 Aug 2005         Rule 8.3 - Jury's Doyle Hotel Group
19 Aug 2005         Rule 8.3 - Jury's Doyle Hotel Group
22 Aug 2005         Executive Appointment
24 Aug 2005         Rule 8.3 - Jury's Doyle Hotel Group (Amendment)
24 Aug 2005         Rule 8.3 - Jury's Doyle Hotel Group
25 Aug 2005         Rule 8.3 - Jury's Doyle Hotel Group
26 Aug 2005         Rule 8.3 - Jury's Doyle Hotel Group
26 Aug 2005         Rule 8.3 - Jury's Doyle Hotel Group (Amendment)
30 Aug 2005         Rule 8.3 - Jury's Doyle Hotel Group
31 Aug 2005         Rule 8.3 - Jury's Doyle Hotel Group
01 Sept 2005        Rule 8.3 - Jury's Doyle Hotel Group
5 Sept 2005         Rule 8.3 - Jury's Doyle Hotel Group
5 Sept 2005         Director/PDMR Shareholding
5 Sept 2005         Director/PDMR Shareholding
5 Sept 2005         Director/PDMR Shareholding
6 Sept 2005         Rule 8.3 - Jury's Doyle Hotel Group
7 Sept 2005         Rule 8.3 - Jury's Doyle Hotel Group
9 Sept 2005         Issue of Debt
9 Sept 2005         Rule 8.3 - Jury's Doyle Hotel Group
9 Sept 2005         Issue of Debt
12 Sept 2005        Rule 8.3 - Jury's Doyle Hotel Group
13 Sept 2005        Rule 8.3 - Jury's Doyle Hotel Group
14 Sept 2005        Rule 8.3 - Jury's Doyle Hotel Group
14 Sept 2005        Deputy Governor
15 Sept 2005        Rule 8.3 - Jury's Doyle Hotel Group
16 Sept 2005        Rule 8.3 - Jury's Doyle Hotel Group
21 Sept 2005        B & W Branch Network Sale
21 Sept 2005        Rule 8.3 - Jury's Doyle Hotel Group
23 Sept 2005        Rule 8.3 - Jury's Doyle Hotel Group
27 Sept 2005        Trading Statement
27 Sept 2005        IFRS Explanatory Note
27 Sept 2005        IFRS Transition Document - PT 1
27 Sept 2005        IFRS Transition Document - PT 2
27 Sept 2005        Rule 8.3 - Jury's Doyle Hotel Group
4 Oct 2005          Rule 8.3 - Jury's Doyle Hotel Group
10 Oct 2005         Rule 8.3 - Jury's Doyle Hotel Group
10 Oct 2005         Directorate Change
13 Oct 2005         Rule 8.3 - Jury's Doyle Hotel Group
19 Oct 2005         Rule 8.3 - Jury's Doyle Hotel Group
21 Oct 2005         Rule 8.3 - Jury's Doyle Hotel Group
27 Oct 2005         Rule 8.3 - Jury's Doyle Hotel Group
28 Oct 2005         Rule 8.3 - Jury's Doyle Hotel Group
2 Nov 2005          Rule 8.3 - Jury's Doyle Hotel Group
9 Nov 2005          Senior Management Changes
24 Nov 2005         Interim Results
24 Nov 2005         Director/PDMR Shareholding
28 Nov 2005         Director/PDMR Shareholding
29 Nov 2005         Director/PDMR Shareholding
9 Dec 2005          Issue of Debt
14 Dec 2005         Issue of Debt
14 Dec 2005         Schedule of Div Dates etc
15 Dec 2005         Issue of Debt
20 Dec 2005         Acquisition
28 Dec 2005         Director/PDMR Shareholding
4 Jan 2006          Block listing Review
20 Jan 2006         Director/PDMR Shareholding
20 Jan 2006         Director/PDMR Shareholding
23 Jan 2006         Issue of Debt
27 Jan 2006         Director/PDMR Shareholding
30 Jan 2006         Issue US $400m Securities
02 Feb 2006         Completion of Acquisition
9 March 2006        Appointment of Corporate Broker
21 March 2006       Rule 8.3 - Aviva Plc
22 March 2006       Rule 8.3 - Aviva Plc
22 March 2006       Rule 8.3 - Aviva Plc (Amendment)
24 March 2006       Rule 8.3 - Aviva Plc
27 March 2006       Rule 8.3 - Aviva Plc
28 March 2006       Trading Statement
28 March 2006       Rule 8.3 - Aviva Plc
29 March 2006       Director/PDMR Shareholding
30 March 2006       Director/PDMR Shareholding
30 March 2006       Director/PDMR Shareholding
30 March 2006       ICS Building Society
31 March 2006       Director/PDMR Shareholding
25 May 2006         Rule 8.3 - Eircom Group Plc
25 May 2006         Holding(s) in Company
31 May 2006         Final Results
31 May 2006         Results Presentation
01 June 2006        Director/PDMR Shareholding
2 June 2006         Director/PDMR Shareholding
20 June 2006        Joint Venture - Paul Capital Partners
21 June 2006        Director/PDMR Shareholding
21 June 2006        Director/PDMR Shareholding
21 June 2006        Director/PDMR Shareholding
23 June 2006        Annual Report & Accounts



Companies Office Filings in Ireland and Companies House filings in the United Kingdom made on or around the dates indicated:-

Date          Filing     Details

7 July 2005          -   Prospectus - Euro Note Programme
12 July       H5A        Re-Issue of former Treasury Shares
2005
12 July       BR4/B10    Resignation of Directors
2005
12 July              -   Special Resolutions
2005
28 July              -   Special Resolutions
2005
30 July       BR2        Change in Bye-Laws
2005
30 July       GB         Report and Accounts for year ended 31/3/2005
2005          Filings
09 Aug 2005   B1         Annual Return
12 Aug 2005   H5A        Re-Issue of former Treasury Shares
22 Sept       H5A        Re-Issue of former Treasury Shares
2005
7 Oct 2005           -   Bank of Ireland Mortgage covered securities programme 7
                         /10/2005
14 Oct 2005   BR4/B10    Death of Director
21 Oct 2005   H5A        Re-Issue of former Treasury Shares
23 Dec 2005   H5A        Re-Issue of former Treasury Shares
8 Feb 2006    H5A        Re-Issue of former Treasury Shares
10 March      H5A        Re-Issue of former Treasury Shares
2006
7 April       H5A        Re-Issue of former Treasury Shares
2006
16 June       BR4/B10    Change of Directors Particulars
2006
30 June       H5A        Re-Issue of former Treasury Shares
2006



2.       Availability of the full text of the Announcements/Filings

Details of all regulatory announcements are available on the websites of the Irish Stock Exchange (www.ise.ie) and the London Stock Exchange ( www.londonstockexchange.com).

Copies of Companies Office filings are available from the Companies Registration Office in Dublin and Companies House in Cardiff, Edinburgh and Belfast.

3.       Availability of Other Documents

The Interim Statement for the half-year ended 30 September 2005 was posted to stockholders on 2 Dec 2005. The Annual Report and Accounts for the year ended 31 March 2006 and the Governor's Letter to Holders of Ordinary Stock and Notice of the Annual General Court were posted to stockholders on 22 June 2006. These documents can be found on the Investor Relations section of the Company's website at www.bankofireland.ie

Form 20F was filed with the U.S. Securities and Exchange Commission on 29 August 2005 and can also be found on the Company's website at the above address.

4.       Accuracy of the Information

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

Peter Nugent
Assistant Group Secretary
Bank of Ireland Group
+ 353 1 6043402

4 July 2006




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 4 July 2006